

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Michael Gilbreth
Chief Financial Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

> **Re: Ascent Solar Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 21, 2022**
> **File No. 333-267971**

Dear Michael Gilbreth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at (202) 551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing